FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom announces proposed dividend for 2007 earnings

Budapest — March 18, 2008 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors has reviewed the 2007 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and those of Magyar Telekom Group prepared in accordance with IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a dividend payment of HUF 74 per share for the financial year 2007 for approval to the Annual General Meeting.

The proposed dividend level of HUF 74 per share (par value HUF 100) for the 2007 financial year reflects the Group’s solid financial position and strong cash flow generation in 2007. In line with its dividend policy, Magyar Telekom’s focus going forward remains on finding value accretive acquisition opportunities while maintaining its net debt ratio (net debt to net debt plus total equity) in the targeted band of 30-40%.

Magyar Telekom will hold its Annual General Meeting on April 25, 2008.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc. (Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: March 18, 2008